# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faeth Therapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 701 Tillery Street #12 #1010, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-008041
Filed by CIK 0002077247

## Reporting persons
- Trails Edge Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 515,335; shared voting power 0; sole dispositive power 515,335; shared dispositive power 0; aggregate amount beneficially owned 515,335 (2% of the class)
  Comment: See Item 4 for additional information.
- Trails Edge Biotechnology Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 515,335; shared voting power 0; sole dispositive power 515,335; shared dispositive power 0; aggregate amount beneficially owned 515,335 (2% of the class)
  Comment: See Item 4 for additional information.
- Ortav Yehudai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 515,335; shared voting power 0; sole dispositive power 515,335; shared dispositive power 0; aggregate amount beneficially owned 515,335 (2% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Faeth Therapeutics, Inc.
Address of issuer's principal executive offices: 701 Tillery Street #12 #1010, Austin, TX 78702

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G/A (as amended, this "Schedule 13G") is being filed by Trails Edge Capital Partners, LP, a Delaware limited partnership ("Trails Edge Capital"), Trails Edge Biotechnology Master Fund, LP, a Cayman Islands limited partnership ("Trails Edge Biotechnology"), and Ortav Yehudai ("Mr. Yehudai"). Trails Edge Capital is the investment manager to Trails Edge Biotechnology, and Mr. Yehudai is the Chief Investment Officer of Trails Edge Capital. Each of Trails Edge Capital, Trails Edge Biotechnology and Mr. Yehudai are referred to individually as a "Filer" and collectively as the "Filers".
Address of principal business office or, if none, residence: The address for each Filer is 3455 Peachtree Road NE, 5th Floor, Atlanta, GA 30326.
Citizenship: See Item 4 of the cover page of each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026 (the "Event Date"), each Filer may be deemed to beneficially own an aggregate of 515,335 shares (the "Shares") of Common Stock, par value $0.0001 per share (the "Common Stock"), of Faeth Therapeutics, Inc. (the "Issuer"). The 515,335 Shares reported as beneficially owned on this Schedule 13G by each Filer consists of 515,335 Shares held directly by Trails Edge Biotechnology. As a result, Trails Edge Biotechnology beneficially owns 2.0% of the outstanding Shares of the Issuer as of the Event Date. Trails Edge Capital, as the investment manager to Trails Edge Biotechnology, may be deemed to beneficially own these securities. Mr. Yehudai, as the Chief Investment Officer of Trails Edge Capital, exercises voting and investment discretion with respect to these securities and as such may be deemed to beneficially own 2.0% of the outstanding Shares of the Issuer as of the Event Date. Ownership percentages are based on 25,778,754 shares of Common Stock issued and outstanding as of June 15, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 18, 2026.
Percent of class: 2.0%
Sole power to vote or to direct the vote: 515,335.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 515,335.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1- Joint Filing Agreement, dated as of February 25, 2026, by and between Trails Edge Capital Partners, LP, Trails Edge Biotechnology Master Fund, LP and Ortav Yehudai (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 25, 2026).

## Signatures
- Trails Edge Capital Partners, LP: /s/ Trails Edge Capital Partners, LLC, GP of Trails Edge Capital Partners, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge Capital Partners, LLC (08/14/2026)
- Trails Edge Biotechnology Master Fund, LP: /s/ Trails Edge GP, LLC, GP of Trails Edge Biotechnology Fund GP, LP, GP of Trails Edge Biotechnology Master Fund, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge GP, LLC (08/14/2026)
- Ortav Yehudai: /s/ Ortav Yehudai, Ortav Yehudai / Individual (08/14/2026)